UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Delegación Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-207092).

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on May 1, 2015 (our “2014 Form 20-F”).

i

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At September 30, 2015 Unaudited		At December 31, 2014 Audited
Assets
Current assets:
Cash and cash equivalents	Ps.	69,874,151	Ps.	66,473,703
Other investments (Note 5)		55,049,112		—
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net		149,156,906		145,584,407
Related parties (Note 3)		795,107		1,320,107
Derivative financial instruments		37,978,463		22,536,056
Inventories, net		34,593,453		35,930,282
Other assets, net		19,416,933		16,563,602

Total current assets		366,864,125		288,408,157

Non-current assets:
Property, plant and equipment, net (Note 4)		558,722,383		588,106,180
Intangibles, net		123,899,901		117,319,788
Goodwill		136,347,853		140,903,391
Investment in associated companies (Note 5)		3,795,776		49,262,581
Deferred taxes		76,812,350		66,500,539
Other assets, net		27,230,246		27,856,033

Total assets	Ps.	1,293,672,634	Ps.	1,278,356,669

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 7)	Ps .	132,884,388	Ps.	57,805,517
Accounts payable		180,329,751		191,503,362
Accrued liabilities		52,571,299		53,968,679
Taxes payable		24,203,728		35,834,083
Derivative financial instruments		6,701,104		8,527,812
Related parties (Note 3)		2,014,452		3,087,292
Deferred revenues		31,910,195		31,464,235

Total current liabilities		430,614,917		382,190,980
Non-current liabilities
Long-term debt (Note 7)		587,869,829		545,949,470
Derivative financial instruments		2,710,740		—
Deferred taxes		11,450,438		14,190,442
Deferred revenues		1,323,597		1,330,757
Asset retirement obligations		13,220,670		13,451,407
Employee benefits		93,630,347		86,604,565

Total liabilities		1,140,820,538		1,043,717,621

Equity (Note 8):
Capital stock		96,374,352		96,382,631
Retained earnings:
Prior periods		122,300,810		146,188,038
Profit for the period		19,391,632		46,146,370

Total retained earnings		141,692,442		192,334,408
Other comprehensive loss items		(136,962,947)		(104,332,763)

Equity attributable to equity holders of the parent		101,103,847		184,384,276
Non-controlling interests		51,748,249		50,254,772

Total equity		152,852,096		234,639,048

Total liabilities and equity	Ps.	1,293,672,634	Ps.	1,278,356,669

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the nine-month periods ended September 30,
	2015 Unaudited		2014 Unaudited
Operating revenues:
Mobile voice services	Ps.	187,367,500	Ps.	191,513,206
Fixed voice services		84,297,978		85,023,563
Mobile data services		174,386,359		141,383,887
Fixed data services		77,886,796		71,076,955
Paid television		49,649,626		51,016,821
Sales of equipment, accessories and computers		79,482,796		63,772,418
Other related services		10,568,129		15,170,789

		663,639,184		618,957,639

Operating costs and expenses:
Cost of sales and services		306,111,761		278,416,257
Commercial, administrative and general expenses		151,167,218		133,041,882
Other expenses		3,045,442		3,619,282
Depreciation and amortization		94,087,170		82,647,358

		554,411,591		497,724,779

Operating income		109,227,593		121,232,860

Interest income		3,203,708		5,654,453
Interest expense		(22,173,862)		(23,122,066)
Foreign currency exchange loss, net		(75,872,579)		(5,797,076)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		20,737,449		(12,222,459)
Equity interest in net loss of associated companies		(1,410,372)		(4,342,135)

Profit before income tax		33,711,937		81,403,577
Income tax (Note 6)		12,886,541		37,293,663

Net profit for the period		20,825,396		44,109,914

Net profit for the period attributable to:
Equity holders of the parent		19,391,632		42,839,347
Non-controlling interests		1,433,764		1,270,567

	Ps.	20,825,396	Ps.	44,109,914

Basic and diluted earnings per share attributable to equity holders of the parent		0.29		0.62

Other comprehensive (loss) income items:
Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities	Ps.	(31,806,413)	Ps.	(12,837,814)
Effect of fair value of derivatives, net of deferred taxes		28,596		(327,651)
Items not to be reclassified to profit or loss in subsequent periods:
Remeasurement of defined benefit plan, net of deferred taxes		(175,834)		(701,309)

Total other comprehensive loss items for the period, net of deferred taxes		(31,953,651)		(13,866,774)

Total comprehensive (loss) income for the period	Ps.	(11,128,255)	Ps.	30,243,140

Comprehensive (loss) income for the period attributable to:
Equity holders of the parent	Ps.	(12,985,129)	Ps.	28,740,795
Non-controlling interests		1,856,874		1,502,345

	Ps.	(11,128,255)	Ps.	30,243,140

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the three-month periods ended September 30,
	2015 Unaudited		2014 Unaudited
Operating revenues:
Mobile voice services	Ps.	61,706,414	Ps.	65,703,764
Fixed voice services		27,750,125		31,066,736
Mobile data voice services		60,346,914		52,445,744
Fixed data services		26,028,080		25,863,394
Paid television		16,023,423		17,688,735
Sales of equipment, accessories and computers		27,010,574		22,242,629
Other services		4,738,432		5,872,982

		223,603,962		220,883,984

Operating costs and expenses:
Cost of sales and services		104,263,846		97,574,897
Commercial, administrative and general expenses		51,212,300		49,262,583
Other expenses		1,394,159		1,685,059
Depreciation and amortization		31,565,704		30,100,402

		188,436,009		178,622,941

Operating income		35,167,953		42,261,043

Interest income		1,033,745		2,392,193
Interest expense		(8,040,262)		(8,821,066)
Foreign currency exchange loss, net		(45,104,590)		(8,969,850)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		2,241,637		1,926,607
Equity interest in net loss of associated companies		(21,535)		(3,483,902)

Profit before (loss) income tax		(14,723,052)		25,305,025
Income tax (Note 6)		(4,915,074)		14,101,204

Net (loss) profit for the period		(9,807,978)		11,203,821

Net (loss) profit for the period attributable to:
Equity holders of the parent		(10,575,910)		10,119,700
Non-controlling interests		767,932		1,084,121

	Ps.	(9,807,978)	Ps.	11,203,821

Basic and diluted (losses) earnings per share attributable to equity holders of the parent		(0.16)		0.15

Other comprehensive loss items:
Net other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities	Ps.	(17,952,720)	Ps.	(12,329,281)
Effect of fair value of derivatives, net of deferred taxes		10,256		(328,968)
Items not to be reclassified to loss in subsequent periods:
Remeasurement of defined benefit plan, net of deferred taxes		(174,470)		(1,478,004)

Total other comprehensive loss items for the period, net of deferred taxes		(18,116,934)		(14,136,253)

Total comprehensive loss for the period	Ps.	(27,924,912)	Ps.	(2,932,432)

Comprehensive loss for the period attributable to:
Equity holders of the parent	Ps.	(26,994,117)	Ps.	(3,707,771)
Non-controlling interests		(930,795)		775,339

	Ps.	(27,924,912)	Ps.	(2,932,432)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2015

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes, net of deferred taxes		Remeasurement of defined benefit plan, net of deferred taxes		Effect of translation of foreign entities		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2014 (audited)	Ps.	96,382,631	Ps.	358,440	Ps.	191,975,968	Ps.	(1,556,693)	Ps.	(62,992,683)	Ps.	(39,783,387)	Ps.	184,384,276	Ps.	50,254,772	Ps.	234,639,048
Net profit for the period						19,391,632								19,391,632		1,433,764		20,825,396
Remeasurement of defined benefit plan, net of deferred taxes										(150,039)				(150,039)		(25,795)		(175,834)
Effect of fair value of derivative financial instruments acquired for hedging purposes, net of deferred taxes								28,227						28,227		369		28,596
Effect of translation of foreign entities												(32,254,949)		(32,254,949)		448,536		(31,806,413)

Comprehensive income (loss) for the period						19,391,632		28,227		(150,039)		(32,254,949)		(12,985,129)		1,856,874		(11,128,255)
Dividends declared						(37,192,594)								(37,192,594)		(476,918)		(37,669,512)
Repurchase of shares		(8,279)				(30,996,214)								(31,004,493)				(31,004,493)
Derecognition of the equity method investment in KoninKlijke KPN, with retained available for sale financial interest (Note 5)								1,458,894		(2,060,910)		348,593		(253,423)				(253,423)
Other acquisitions of non-controlling interests						(1,844,790)								(1,844,790)		113,521		(1,731,269)

Balance at September 30, 2015 (unaudited)	Ps.	96,374,352	Ps.	358,440	Ps.	141,334,002	Ps.	(69,572)	Ps.	(65,203,632)	Ps.	(71,689,743)	Ps.	101,103,847	Ps.	51,748,249	Ps.	152,852,096

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2014

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes, net of deferred taxes		Remeasurement of defined benefit plan, net of deferred taxes		Effect of translation of foreign entities		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2013 (audited)	Ps.	96,392,339	Ps.	358,440	Ps.	196,960,472	Ps.	(1,237,332)	Ps.	(56,367,265)	Ps.	(33,706,043)	Ps.	202,400,611	Ps.	7,900,466	Ps.	210,301,077
Net profit for the period						42,839,347								42,839,347		1,270,567		44,109,914
Remeasurement of defined benefit plan, net of deferred taxes										(699,009)				(699,009)		(2,300)		(701,309)
Effect of fair value of derivative financial instruments acquired for hedging purposes, net of deferred taxes								(328,035)						(328,035)		384		(327,651)
Effect of translation of foreign entities												(13,071,508)		(13,071,508)		233,694		(12,837,814)

Comprehensive income for the period						42,839,347		(328,035)		(699,009)		(13,071,508)		28,740,795		1,502,345		30,243,140
Dividends declared						(16,677,120)								(16,677,120)				(16,677,120)
Repurchase of shares		(7,051)				(24,335,587)								(24,342,638)				(24,342,638)
Acquisitions of none-controlling interest arising on business combination of Telekom Austria								7,935		100		(279,000)		(270,965)		37,899,868		37,628,903
Other acquisitions of non-controlling interests						(19,234)						6,960		(12,274)		(135,842)		(148,116)

Balance at September 30, 2014 (unaudited)	Ps.	96,385,288	Ps.	358,440	Ps.	198,767,878	Ps.	(1,557,432)	Ps.	(57,066,174)	Ps.	(47,049,591)	Ps.	189,838,409	Ps.	47,166,837	Ps.	237,005,246

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the nine-month period ended September 30,
	2015 Unaudited		2014 Adjusted (Note 2)
Operating activities
Profit before income tax	Ps.	33,711,937	Ps.	81,403,577
Items not requiring the use of cash:
Depreciation		84,177,730		74,307,013
Amortization of intangible and others assets		9,909,440		8,340,345
Loss (gain) on derecognition of equity method investment		(11,988,038)		3,172,218
Equity interest in net loss of associated companies		1,410,372		4,342,135
Loss on sale of property, plant and equipment		92,314		114,238
Net period cost of labor obligations		7,129,770		5,221,709
Foreign currency exchange loss, net		63,230,214		2,263,621
Interest income		(3,203,708)		(5,654,453)
Interest expense		22,173,862		23,122,066
Employee profit sharing		2,727,445		3,135,686
Gain in valuation of derivative financial instruments, capitalized interest expense and other, net		(11,648,031)		(4,897,901)
Loss on partial sale of investment in associated company		520,059		5,327,283
Working capital changes:
Accounts receivable from subscribers, distributors and other		(15,040,975)		6,466,890
Prepaid expenses		(3,509,048)		2,092,591
Related parties		(68,194)		(858,225)
Inventories		1,855,981		3,325,464
Other assets		(12,347,992)		(6,592,808)
Employee benefits		(1,608,738)		(9,481,777)
Accounts payable and accrued liabilities		7,371,993		(12,137,181)
Employee profit sharing paid		(4,055,711)		(4,412,466)
Financial instruments and other		(5,660,252)		2,688,249
Deferred revenues		(1,163,001)		(28,500)
Interest received		3,980,066		3,853,342
Income taxes paid		(41,102,385)		(24,247,756)

Net cash flows provided by operating activities		126,895,110		160,865,360

Investing activities
Purchase of property, plant and equipment		(93,972,426)		(80,173,779)
Proceeds from sale of plant, property and equipment		22,362		102,103
Dividends received from associates		1,643,287		99,953
Purchase of telecommunications licenses		(11,762,047)		(1,018,190)
Purchase of trademarks		(646,392)
Acquisition of business, net of cash acquired		(3,660,853)		(11,075,229)
Proceeds from partial sale of investment in associated company		633,270		12,066,037
Investments in associated companies		(178,015)		(3,784,676)

Net cash flows used in investing activities		(107,920,814)		(83,783,781)

Financing activities
Loans obtained		160,142,529		45,372,479
Repayment of loans		(88,162,847)		(22,185,648)
Interest paid		(26,148,498)		(25,375,440)
Repurchase of shares		(31,235,620)		(24,721,105)
Dividends paid		(28,904,362)		(8,232,537)
Derivative financial instruments		(382,977)		489,560
Acquisitions of other non-controlling interests		(1,025,762)		(148,116)

Net cash flows used by financing activities		(15,717,537)		(34,800,807)

Net increase in cash and cash equivalents		3,256,759		42,280,772

Adjustment to cash flows due to exchange rate fluctuations		143,689		(715,871)
Cash and cash equivalents at beginning of the period		66,473,703		48,163,550

Cash and cash equivalents at end of the period	Ps.	69,874,151	Ps.	89,728,451

Non-cash transactions related to:

	2015		2014
Investing activities
Purchases of property, plant and equipment in accounts payable at period end	Ps.	3,818,600	Ps.	5,096,567

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1.	Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•	The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added services, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories publishing and call center services.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying unaudited interim condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on March 4, 2016. Subsequent events have been considered through the same date.

Relevant events

During the nine months ended September 30, 2015, there was currency depreciation mainly in the Mexican peso against the US dollar and the euro, and the Brazilian reals against the US dollar, euro and the Mexican peso. Because a significant portion of the Company debt is denominated in US dollar and euro, as well as the fact that a significant portion of the Company’s operations have the Brazilian reals functional currency, the currency depreciation affected adversely the results of the Company as part of the foreign exchange loss of the period.

Debt issued during 2015 is discussed in Note 7.

2.	Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Changes in Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements for the nine and three-months ended September 30, 2015 and 2014 have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2013 and 2014, and for the three year period ended December 31, 2014 as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional and reporting currency of the Company in Mexico.

b) Retrospective adjustments

The following amounts in the unaudited condensed consolidated statements of financial position ended December 31, 2014, comprehensive income and cash flows for the three and nine month period ended September 30, 2014, have been retrospectively adjusted to conform to the presentation for the three and nine month period ended September 30, 2015:

	As previously reported		Retrospective adjustments		2014, as adjusted
In the Consolidated statements of financial position:
Property, plant and equipment, net	Ps.	595,596,318	Ps.	(7,490,138)	Ps.	588,106,180
Intangibles, net		109,829,650		7,490,138		117,319,788

	Ps.	705,425,968	Ps.	—	Ps.	705,425,968

Taxes payable		32,554,727		3,279,356		35,834,083
Deferred income taxes		17,469,798		(3,279,356)		14,190,442

	Ps.	50,024,525	Ps.	—	Ps.	50,024,525

	As previously reported		Retrospective adjustments		2014, as adjusted
In the Consolidated Statement of Comprehensive income:
Operating costs and expenses
Other expenses	Ps.	6,791,500	Ps.	(3,172,218)	Ps.	3,619,282
Depreciation and amortization		85,137,880		(2,490,522)		82,647,358

		91,929,380		(5,662,740)		86,266,640

Interest income		9,666,717		(4,012,264)		5,654,453
Interest expense		(29,233,301)		6,111,235		(23,122,066)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(6,951,270)		(5,271,189)		(12,222,459)
Equity interest in net loss of associated companies		(1,851,613)		(2,490,522)		(4,342,135)

	Ps.	120,298,847	Ps.	—	Ps.	120,298,847

	For the three-month period ended September 30, 2014
	As previously reported		Retrospective adjustments		As adjusted
Operating costs and expenses
Other expenses	Ps.	4,857,277		(3,172,218)	Ps.	1,685,059
Depreciation and amortization		31,550,974		(1,450,572)		30,100,402

		36,408,251		(4,622,790)		31785,461

Interest income		3,857,737		(1,465,544)		2,392,193
Interest expense		(10,953,496)		2,132,430		(8,821,066)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		5,765,711		(3,839,104)		1,926,607
Equity interest in net loss of associated companies		(2,033,330)		(1,450,572)		(3,483,902)

	Ps.	39,771,629	Ps.	—	Ps.	39,771,629

	2014, As previously reported		Retrospective adjustments		2014, as adjusted
In the Consolidated Statements of Cash flows:
Operating activities
Depreciation	Ps.	76,797,535	Ps.	(2,490,522)	Ps.	74,307,013
Equity interest in net income of associates		1,851,613		2,490,522		4,342,135
Interest income		(9,666,717)		4,012,264		(5,654,453)
Interest expense		29,233,301		(6,111,235)		23,122,066
Loss (gain) in valuation of derivative financial instruments, capitalized interest expense and other, net		(6,996,872)		2,098,971		(4,897,901)

	Ps.	91,218,860	Ps.	—	Ps.	91,218,860

Retrospective adjustments to the December 31, 2014 consolidated balance sheet reflect the reclassification of certain licenses and computer software that were included as part of property, plant and equipment that are more appropriately presented as intangible assets and a transfer from deferred income taxes to taxes payable that also are more appropriately presented as taxes payable.

Retrospective adjustments to the 2014 statement of operations and cash flows reflect the reclassification to conform the presentation of interest expense and interest income as well as the allocation of effects for recognizing the consolidation of Telekom Austria.

c) New standards, interpretations and amendments thereof

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except for the adoption of new standards and interpretations effective as of January 1, 2015.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2015, they do not have a material impact on the annual consolidated financial statements of the Company or the interim condensed consolidated financial statements of the Company.

The nature and the impact of each new standard or amendment are described below:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment was effective for annual periods beginning on or after July 1, 2014. This amendment is not relevant to the Company due to the structure of its benefit plans.

Annual Improvements 2010-2012 Cycle

These improvements are effective from July 1, 2014 and the Company has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition.

•	A performance target must be met while the counterparty is rendering service.

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group.

•	A performance condition may be a market or non-market condition.

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

This improvement was not relevant to the Company due to it does not have share-base payments.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). This improvement was not relevant to the Company as its business combinations contracts do not contain contingent consideration.

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The Company adopted this amendment in its financial statements as of December 31, 2014. The Company does not present a reconciliation of segment assets to total assets as they are the same as shown on the face of the balance sheet.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. This improvement was not relevant to the Company as it did not record any revaluation adjustments during the current interim period.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Company as it does not receive any management services from other entities.

Annual Improvements IFRS 2011 – 2013 cycle

These improvements are effective from July 1, 2014 and the Company has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that joint arrangements, not just joint ventures, are outside the scope of IFRS 3. This scope exception applies only to the accounting in the financial statements of the joint arrangement itself. Since America Movil, S.A.B. de C.V. is not a joint arrangement, this amendment is not relevant to the Company or its subsidiaries.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The Company does not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or a business combination. In previous periods, the Company has relied on IFRS 3, not IAS 40, in determining whether an acquisition is of an asset or is a business acquisition. Thus, this amendment does not impact the accounting policy of the Company.

Standards issued but not yet effective and annual improvements

The Company has not early adopted any other IFRS interpretation or amendment that has been issued but is not yet effective.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are as describe below. The Company is in process of analyzing its impact in its financial statement and the relative notes.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but no impact on the classification and measurement of the Company’s financial liabilities, which is still in process of being determined.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

Amendments to IFRS 10 and IAS 28:

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

Annual Improvements IFRS 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i) Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii) Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively. These amendments are not expected to have any impact on the Company’s consolidated financial statements.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company’s consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries. These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016.

IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and requires to the entities to recognize most leases on their balance sheets. Lessees will have a single accounting model for all leases, with certain exceptions. Lessor accounting is substantially unchanged. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets. The new standard will be effective from January 1, 2019, with limited early application permitted if IFRS 15 is also applied at the same time. The Company has yet to quantify the impact these amendments will have on its consolidated financial statements.

3.	Related Parties

a) The following is an analysis of the balances with related parties at September 30, 2015 and December 31, 2014. All of the companies are considered as associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	September 30, 2015		December 31, 2014
Accounts receivable:
Sanborns Hermanos, S.A.	Ps.	41,668	Ps.	254,423
Sears Roebuck de México, S.A. de C.V.		116,023		220,501
Patrimonial Inbursa, S.A.		154,439		182,753
Other		482,977		662,430

Total	Ps.	795,107	Ps.	1,320,107

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	491,311	Ps.	452,333
Operadora Cicsa, S.A. de C.V.		299,350		667,358
Procisa do Brasil Projetos, Construções e Instalações, LTDA		235,540		599,625
PC Industrial, S.A. de C.V.		61,013		180,560
Microm, S.A. de C.V.		10,130		29,710
Grupo Financiero Inbursa, S.A.B. de C.V.		38,667		35,678
Acer Computec México, S.A. de C.V.		9,469		29,612
Sinergia Soluciones Integrales de Energia, S.A. de C.V.		71,070		61,098
Eidon Software, S.A. de C.V.		—		69,911
Other		797,902		961,407

Total	Ps.	2,014,452	Ps.	3,087,292

b) For the nine-month periods ended September 30, 2015 and 2014, the Company conducted the following transactions with related parties:

	2015		2014
Revenues:
Sale of long-distance services and other telecommunications services	Ps.	200,261	Ps.	227,151
Sale of materials and other services		427,657		349,986
Call termination revenues and other		29,080		200,610

	Ps.	656,998	Ps.	777,747

	2015		2014
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment	Ps.	4,187,321	Ps.	3,588,426
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		1,438,652		1,421,412
Interconnection cost and others (1)(2)		748,973		6,860,755

	Ps.	6,374,946	Ps.	11,870,593

(1)	On June 27, 2014, Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. acquired AT&T’s ownership interest in the Company. Therefore, since such date, AT&T is no longer considered a related party and is thus it is included as a related party in the 2014 disclosures above through June 27, 2014.

(2)	In 2014, this amount includes the cost of buying airtime, long-distance services and megabytes navigation for value added services of Ps.6,008,380 from AT&T subsidiaries.

c) For the three-month periods ended September 30, 2015 and 2014, the Company conducted the following transactions with related parties:

	2015		2014
Revenues:
Sale of long-distance services and other telecommunications services	Ps.	69,202	Ps.	74,853
Sale of materials and other services		145,923		117,753
Call termination revenues and other		805		4,048

	Ps.	215,930	Ps.	196,654

	2015		2014
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment	Ps.	1,434,030	Ps.	1,472,414
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		487,094		559,243
Interconnection cost and others		109,389		565,612

	Ps.	2,030,513	Ps.	2,597,269

4.	Property, plant and equipment

During the nine-month periods ended September 30, 2015 and 2014, the Company made cash payments as an investment in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of approximately Ps.93,972,426 and Ps.80,173,779, respectively.

5.	Investments in Associates

The balance of the Company’s investments in associates as of December 31, 2014 primarily represented the Company’s European investment Koninklijke KPN N.V. (KPN). During the nine months ended September 30, 2015, the carrying value of the Company’s investments in associates decreased by Ps.45,466,805 due to the fact that the Company’s Board of Directors approved a decision to divest its KPN ownership interests. The Company evaluated several mechanisms for the disposal, including but not limited to potential: (i) accelerated market sales, (ii) direct sale options in the market, and (iii) open offers to operators. During this process, AMX received various offers and, eventually, initiated a scheme of issuing two bonds exchangeable (at the Company’s option) with KPN shares in amounts of EUR 3,000,000 and EUR 750,000, which approximates 19.55% of the outstanding shares of KPN (See Note 7).

During the nine months ended September 30, 2015, the Company also reached a conclusion that it no longer exercised significant influence over KPN and thus discontinued the use of equity method accounting. This conclusion was due to both past and current events, including the Company’s publicly announced intentions to dispose of its investment, the issuance of the exchangeable bonds, decreased representation on KPN’s Board of Supervisors, and an evaluation of the future prospects to exercise significant influence over KPN’s operations. The Company derecognized its equity method investment (Ps.39,472,282), and thereafter recorded its financial interest in KPN at its Level 1 fair market value with prospective changes in fair market value being recorded through other comprehensive income. The Company has also de-recognized amounts previously recorded in accumulated other comprehensive income. These events resulted in a gain of Ps.11,988,038 being recorded in the financial statement line item “Valuation of derivatives interest cost from labor obligations an others financial items”. As of September 30, 2015, the fair value of the net investment in shares of KPN is Ps.42,920,106, which is included in other investments in the accompanying consolidated statement of financial position. Because the underlying KPN shares are available for sale on an internationally recognized exchange, and may be readily sold to other parties if the Company so decides, the Company intends to sell the KPN shares within the next twelve months, and has thus classified them as a current asset.

Acquisitions in 2015

In September 2015,Telekom Austria acquired 100% of Bultel Cable Bulgaria EAD, the holding company of the cable operator Blizoo Media and Broadband EAD (“Blizoo Bulgaria”), which is the second largest fixed-line operator in Bulgaria. The company currently has approximately 373,000 subscribers, which obtain fixed voice, broadband and TV products via DOCSIS 3 technology. The amount paid amounted to Ps.2,986,716. The acquired companies will be fully consolidated beginning October 2015.

During 2015, the Company acquired an equity interest in other entities for an amount of Ps.852,152.

a)	Pro forma financial data

Telekom Austria was consolidated beginning July 1, 2014 after acquiring control of it. As of December 31, 2014 and September 30, 2015, the Company owns 59.7% of its outstanding shares. The following pro forma consolidated financial data for the period ended September 30, 2014 is based on the Company’s available historical financial statements adjusted to give effect to (i) the acquisition of Telekom Austria; (ii) certain accounting adjustments of the assets and liabilities of the acquired company and (iii) certain assumptions that the management believes are reasonable.

The pro forma results of operations assume that the acquisition was completed at January 1, 2014. The pro forma financial data is not intended to indicate what the operations of the Company would have been if the operations were occur at that date, or predict the results of the operations of the Company.

	Unaudited pro forma consolidated financial data for the nine month period ended September 30, 2014
Operating revenues	Ps.	654,527,629
Income before income taxes		80,121,307
Net income		43,298,564

6.	Income Tax

An analysis of income tax (benefit) expense charged to results of operations for the nine-month periods ended September 30, 2015 and 2014 is as follows:

	2015		2014
Current period income tax	Ps.	33,189,640	Ps.	39,767,701
Deferred income tax		(20,303,099)		(2,474,038)

Total	Ps.	12,886,541	Ps.	37,293,663

In Other Comprehensive Income (loss):

	2015		2014
Deferred tax related to items recognized in OCI during the period
Effect of fair value of derivatives	Ps.	(12,255)	Ps.	(6,260)
Remeasurement of defined benefit plan		(158,066)		(280,309)

Deferred tax charged to OCI	Ps.	(170,321)	Ps.	(274,049)

An analysis of income tax expense the consolidated statements of comprehensive income for the three-month periods ended September 30, 2015 and 2014 is as follows:

	2015		2014
Current period income tax	Ps.	3,581,312	Ps.	14,730,489
Deferred income tax		(8,496,386)		(629,285)

Total	Ps.	(4,915,074)	Ps.	14,101,204

Other Comprehensive Income (Loss):

	2015		2014
Deferred tax related to items recognized in OCI during the year
Effect of fair value of derivatives	Ps.	(4,396)	Ps.	8,154
Remeasurement of defined benefit plan		(145,945)		(280,309)

Deferred tax charged to OCI	Ps.	(150,341)	Ps.	(272,155)

The Company’s effective tax rate was 38.2% and 45.8% for the nine months ended September 30, 2015 and 2014, respectively. The Company’s effective tax rate was 33.4% and 55.7% for the three months ended September 30, 2015 and 2014, respectively.

Significant differences between the effective tax rate and the statutory tax rate for the nine-month period ended September 30, 2015 and 2014 were taxable inflationary effects in 2015 and the impact in 2015 related to derecognition of investment in KPN.

For the three-month periods ended September 30, 2015 and 2014 the effective tax rate is affected by the pre-tax loss in 2015 compared to the pre-tax profit in 2014 along with equity interest in net loss of associated companies recorded in 2015 (net profit recorded in 2014). Net operating loss (“NOL”) carry-forwards existing at December 31, 2014 are disclosed in the Company’s annual consolidated financial statements included in the 2014 Form 20-F. For the nine months ended September 30, 2015, the NOL carryforwards increased primarily as a result of foreign currency exchange losses recorded in Brazil. As of September 30, 2015, the Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s recent merge of its operations in Brazil, resulting in an organizational structure that is more efficient and profitable.

7.	Debt

The Company’s short- and long-term debt consists of the following:

		At September 30, 2015
Currency	Loan	Interest rate	Maturity from October 2015 to	Total
U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 6.375%	2042	Ps.	202,724,669
	Floating rates Senior notes (i)	L + 1.0%	2016		12,755,475
	Lines of credit (iii)	3.5% - 8.0% & L + 0.22% - 2.10%	2024		34,403,299

	Subtotal U.S. dollars				249,883,443

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	4.75% - 9.00%	2037		95,970,487
	Floating rate Senior notes (i) (ii)	TIIE + 0.5% & 1.25%	2020		6,500,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2016		17,783,349

	Subtotal Mexican pesos				120,253,836

Euros
	Fixed-rate Senior notes (i)	1.0% - 6.375%	2073		242,962,088
	Lines of credit (iii)	3.10% - 5.41%	2019		11,354,211

	Subtotal Euros				254,316,299

Pounds sterling
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		70,753,769

	Subtotal Sterling pounds				70,753,769

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.00%	2018		14,328,559

	Subtotal Swiss francs				14,328,559

Brazilian reais
	Lines of credit (iii)	3.00% - 9.50%	2020		2,842,724

	Subtotal Brazilian reais				2,842,724

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		2,451,452

	Subtotal Colombian pesos				2,451,452

Other currencies
	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		5,652,635
	Financial Leases	5.05% - 8.97%	2027		271,500

	Subtotal other currencies				5,924,135

	Total debt				720,754,217

	Less: Short-term debt and current portion of long-term debt				132,884,388

	Long-term debt			Ps.	587,869,829

		At December 31, 2014
Currency	Loan	Interest rate	Maturity from January 2015 to	Total
U.S. dollars
	Fixed-rate Senior notes (i)	2.375% -7.5%	2042	Ps.	210,126,663
	Floating rates Senior notes (i)	L + 1.0%	2016		11,038,500
	Financial Leases	3.75%	2015		106,862
	Lines of credit (iii)	4.00% -7.70% y L + 2.10%	2024		14,600,011

	Subtotal U.S. dollars				235,872,036

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	6.00% - 9.00%	2037		78,200,265
	Floating rate Senior notes (i) (ii)	TIIE + 0.40% - 1.25%	2016		6,600,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2015		311,048

	Subtotal Mexican pesos				85,111,313

Euros
	Fixed-rate Senior notes (i)	1.00% - 6.375%	2073		177,127,119
	Lines of credit (iii)	3.10% - 5.41%	2019		11,903,748

	Subtotal Euros				189,030,867

Pounds sterling
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		63,047,129

	Subtotal Sterling pounds				63,047,129

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018		15,542,492

	Subtotal Swiss francs				15,542,492

Brazilian reais
	Lines of credit (iii)	3.0% - 6.00%	2019		4,435,774

	Subtotal Brazilian reais				4,435,774

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		2,768,322

	Subtotal Colombian pesos				2,768,322

Other currencies
	Fixed-rate Senior notes (i)	1.23% - 3.96%	2039		7,582,720
	Financial Leases	5.05% - 8.97%	2027		364,334

	Subtotal other currencies				7,947,054

	Total debt				603,754,987

	Less: Short-term debt and current portion of long -term debt				57,805,517

	Long-term debt			Ps.	545,949,470

L = LIBOR o London Interbank Offer Rate

TIIE = Tasa de Equilibrio Interbancario

Euribor = Euro Interbank Offered Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at September 30, 2015 and December 31, 2014, was approximately 4.3% and 4.7%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.5%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt maturities as of September 30, 2015 and December 31, 2014, is as follows:

	2015		2014
Domestic Senior Notes (Certificados Bursátiles)			Ps.	4,600,000
International Senior Notes	Ps.	72,706,204		35,315,148
Lines of credit		55,988,459		14,814,203
Financial Leases				106,862

Subtotal short-term debt	Ps.	128,694,663	Ps.	54,836,213

Weighted average interest rate		3.7%		4.0%

An analysis of the Company’s long-term debt is as follows:

Years	Amount
2016	Ps.	4,387,406
2017		48,319,060
2018		29,637,875
2019		50,149,213
2020		47,654,988
2021 and thereafter		407,721,287

Total	Ps.	587,869,829

(i) Senior Notes

The outstanding Senior Notes at September 30, 2015 and December 31, 2014 are as follows:

Currency*	2015		2014
U.S. dollars	Ps.	215,480,144	Ps.	221,165,163
Mexican pesos		102,470,487		84,800,265
Euros		242,962,088		177,127,119
Pounds sterling		70,753,769		63,047,129
Swiss francs		14,328,559		15,542,492
Japanese yen		2,567,836		2,224,042
Chinese yuan				2,371,767
Colombian pesos		2,451,451		2,768,321
Chilean pesos		3,084,799		2,986,911

*	Thousands of Mexican pesos

In May 2015, the Company placed bonds for an amount of EUR 3,000,000 which may be settled in cash at the Company’s option or exchangeable into ordinary shares of KPN. The bonds have a maturity of five years and pay no interest. An exchange premium agreed for the issue was set at 45 % of the closing price, which was at a value of EUR 3.38 per share, resulting in an exchange price of EUR 4.90 per share for which the Company recorded long-term embedded derivatives for an amount of Ps.2,710,740. At September 30, 2015 the closing price of the stock was EUR 3.34.

The Company has classified the EUR 3,000,000 bond as a long-term obligation in its accompanying September 30, 2015 interim condensed consolidated financial statements given that the underlying exchange option is currently out of the money, and the Company believes that it will likely remain out of the money for at least the next twelve months thereby making the option non-substantive in so far as the Company’s evaluation of whether the bond should be classified as a short-term liability as of September 30, 2015 pursuant to IAS 1.69. Under the terms of the exchangeable bond agreement, none of the exchange property (specifically, the KPN shares) has been or will be charged or otherwise placed in custody or set aside to secure or satisfy the Company’s obligations, and as explained above the Company has a cash settlement option for the bond. At any time the Company may or may not be the owner of the whole or any part of this property and may sell or otherwise dispose of the same or take any action or exercise any rights or options in respect of the same at any time.

In September 2015, the Company completed the placement of EUR 750,000 principal amount of mandatory exchangeable bonds which may be settled in cash at the Company’s option or exchangeable into ordinary shares of KPN. The Bonds will have a maturity of 3 years and will pay a coupon of 5.5% per year payable quarterly in arrears, as well as an additional interest corresponding to 85 per cent of the gross amount of cash dividends and distributions received in relation to the underlying KPN ordinary shares. The reference price of the KPN share for its exchange was set at EUR 3.33 and the maximum exchange price would be EUR 4.25 (Reference Price plus 27.5%). As a result of the Company’s mandatory exchangeable bond maturing September 2018, the Company placed 224,726 million of ordinary shares of KPN in an irrevocable trust in favor of the bond trustee and the bond holders. The aforementioned conditions allowed the Company to derecognize a portion of its investment in shares in KPN corresponding to the 224,726 million of ordinary shares of KPN of its interim condensed consolidated financial position as of September 30, 2015.

In August 2015, the subsidiary Operadora de Sites Mexicanos S.A. de C.V. (See Note 13), issued Domestic Senior Notes amounting to Ps.18,684,000 in three tranches: i) Ps.4,500,000 maturing in 5 years with a floating interest rate of TIIE28 + 50bp; ii) Ps.7,210,000 maturing in 10 years with an annual fixed interest rate of 7.97%; and iii) 1,324 million of Units of Investment (UDIS) (equivalent to approximately Ps 6,974 million) maturing in 15 years with an interest rate of 4.75% above Mexican inflation rate.

Since November 2012, the Global Notes Program of Mexican pesos were launched with a maximum amount of Ps.10,000,000 placement for a period of 5 years with the intention to increase the proportion of Mexican pesos in the balance of liabilities of America Movil. This program has the advantage of registering with the SEC notes both in the US and with the National Banking and Securities Commission (“CNBV”) in Mexico, allowing seamless operation for domestic and international investors of such Notes. In the first quarter of 2015 the Company placed Global Notes Program of Mexican pesos with a bond maturing in 2024 and a coupon of 7.125%.

(ii) Domestic Senior Notes

At September 30, 2015 and December 31, 2014, debt under Domestic Senior Notes aggregate to Ps.41,598,787 and Ps.27,428,565, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE rate (a Mexican interbank rate).

(iii) Lines of credit

At September 30, 2015 and December 31, 2014, debt under Lines of Credit aggregates to Ps.66,383,582 and Ps.30,077,192, respectively.

Likewise, the Company has two revolving syndicated facilities – one for US$2,500,000 and one for the Euro equivalent of US$2,000,000 currently unwilling. The Euro equivalent revolving syndicated facility was amended in July 2013 to increase the amount available to US$2,100,000. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria has also an undrawn revolving syndicated facility in Euros for 1,000,000 at a variable rate based on EURIBOR.

Restrictions:

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At September 30, 2015, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

Covenants

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Radiomovil Dipsa, S.A. de C.V. (“Telcel”).

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (defined as Operating Income plus depreciation and amortization) that do not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

8.	Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 23,424,632,660 are “AA” shares (full voting rights); (ii) 776,818,130 are “A” shares (full voting rights); and (iii) 71,288,273,406 are “L” shares (limited voting rights), all of them fully subscribed and paid.

b) As of September 30, 2015, the Company’s capital stock was represented by 66,210,200,000 shares (23,384,632,660 “AA” shares, 628,159,277 “A” shares and 42,197,408,063 “L” shares), and 68,150,000,000 (23,384,632,660 “AA” shares, 648,994,284 “A” shares and 44,116,373,056 “L” shares), respectively.

c) As of September 30, 2015 and December 31, 2014, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of (i) 29,279,524,196 shares (29,275,809,139 “L” shares and 3,715,057 “A” shares); and (ii) 27,339,724,196 shares (27,338,625,508 “L” shares and 1,098,688 “A” shares), respectively.

d) The holders of “AA” and “A” shares are entitled to full voting rights. The holders of “L” shares may only vote in limited circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the Registro Nacional de Valores and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges where they may be registered. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of “AA” shares by non-Mexican investors.

e) Pursuant to the Company’s bylaws, “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by “AA” and “A” shares) representing said capital stock.

“AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by “AA” and “A” shares), may represent no more than 51% of the Company’s capital stock.

Lastly, “L” shares which have limited voting rights and may be freely subscribed, and “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

f) On April 30, 2015, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of Ps.0.26 per share to each of the shares of its capital stock “AA”, “A” and “L”, payable in two equal installments each of Ps.0.13; (ii) payment of an extraordinary cash dividend of Ps.0.30 to each of the shares of its capital stock “AA”, “A” and “L”, payable in a single installment; and (iii) increase the amount of funds available for the Company’s buyback program by Ps.35 billion.

g) On April 28, 2014, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of Ps.0.24 per share to each of the shares of its capital stock “AA”, “A” and “L”, payable in two equal installments each of Ps.0.12; and (ii) increase the amount of funds available for the Company’s buyback program by Ps.30 billion.

9.	Components of other comprehensive loss

An analysis of the components of the other comprehensive loss for the nine-month periods ended September 30, 2015 and 2014 is as follows:

	2015		2014
Valuation of the derivative financial instruments, net of deferred tax	Ps.	28,227	Ps.	(328,035)
Translation effect of foreign subsidiaries		(32,254,949)		(13,071,508)
Remeasurement of defined benefit plans, net of income tax effect		(150,039)		(699,009)
Non-controlling interest of the items above		423,110		231,778

Other comprehensive loss	Ps.	(31,953,651)	Ps.	(13,866,774)

10.	Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other than cash and cash equivalents, held by the Company as of September 30, 2015 and December 31, 2014:

	September 30, 2015
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	125,316,574	Ps.	—	Ps.	—
Related parties		795,107		—		—
Derivative financial instruments		—		37,978,463		—
Other investments		12,129,006				42,920,106

Total	Ps.	138,240,687	Ps.	37,978,463	Ps.	42,920,106

Financial Liabilities:
Debt	Ps.	720,754,217	Ps.	—	Ps.	—
Accounts payable		180,329,751		—		—
Related parties		2,014,452		—		—
Derivative financial instruments		—		9,297,514		114,330

Total	Ps.	903,098,420	Ps.	9,297,514	Ps.	114,330

	December 31, 2014
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	122,028,071	Ps.	—	Ps.	—
Related parties		1,320,107		—		—
Derivative financial instruments		—		22,536,056		—

Total	Ps.	123,348,178	Ps.	22,536,056	Ps.	—

Financial Liabilities:
Debt	Ps.	603,754,987	Ps.	—	Ps.	—
Accounts payable		191,503,362		—		—
Related parties		3,087,292		—
Derivative financial instruments		—		8,373,205		154,607

Total	Ps.	798,345,641	Ps.	8,373,205	Ps.	154,607

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3:	Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statement of financial position at September 30, 2015 and December 31, 2014 is as follows:

	Measurement of fair value at September 30, 2015
	Level 1		Level 2		Level 3		Total
Assets:
Derivative financial instruments		—	Ps.	37,978,463	Ps.	—	Ps.	37,978,463
Other investments	Ps.	44,460,788		—		10,588,324		55,049,112
Pension plan assets		222,761,080		—		—		222,761,080

Total	Ps.	267,221,868	Ps.	37,978,463	Ps.	10,588,324	Ps.	315,788,655

Liabilities:
Debt	Ps.	422,858,553	Ps.	348,017,223	Ps.	—	Ps.	770,875,776
Derivative financial instruments		—		9,411,844		—		9,411,844

Total	Ps.	422,858,553	Ps.	357,429,067	Ps.	—	Ps.	780,287,620

	Measurement of fair value at December 31, 2014
	Level 1		Level 2		Level 3		Total
Assets:
Derivative financial instruments	Ps.	—	Ps.	22,536,056	Ps.	—	Ps.	22,536,056
Pension plan assets		242,360,329		—		—		242,360,329

Total	Ps.	242,360,329	Ps.	22,536,056	Ps.	—	Ps.	264,896,385

Liabilities:
Debt	Ps.	411,497,065	Ps.	229,028,589	Ps.	—	Ps.	640,525,654
Derivative financial instruments		—		8,527,812		—		8,527,812

Total	Ps.	411,497,065	Ps.	237,556,401	Ps.	—	Ps.	649,053,466

The carrying amount of accounts receivable, accounts payable and related parties approximate their fair value.

Fair values of derivative financial instruments are valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating the Company’s credit quality.

For the nine-month period ended September 30, 2015 and the year ended December 31, 2014, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

11.	Commitments and Contingencies

I. MEXICO

a. América Móvil

Tax Assessment

In December 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria or “SAT”), notified the Company of an assessment of Ps.529,700 related to the Company’s tax return for the fiscal year ended December 31, 2005, and reduced the Company’s consolidated tax loss from Ps.8,556,000 to zero. The Company has challenged this assessment in federal tax courts and a decision is pending. AMX has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Preponderant Economic Agent Determination

In March 2014, the Company, Telcel, and Teléfonos de México, S.A.B. de C.V. (“Telmex”) each filed challenges (juicios de amparo) against the declaration by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or “IFT”) that, together with certain affiliates, they constitute an economic interest group that is a “preponderant economic agent” (agente económico preponderante) in the telecommunications market in Mexico and imposing certain specific asymmetrical regulations. A final resolution to these challenges is pending, during which time the enforceability of the IFT’s declaration of preponderance will not be suspended.

b. Telcel

Substantial Market Power Investigations

In 2007, the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) initiated two substantial market power investigations against Telcel and determined that Telcel had substantial market power in the mobile termination services market and in the nationwide wireless voice and data services market. Telcel filed challenges against both decisions and a final resolution of these challenges is pending. If upheld, these decisions, would allow the IFT, who is now conducting these investigations, to impose additional requirements as to rates, quality of service and information, among other matters.

Monopolistic Practices Investigations

In June 2015, the IFT issued a resolution declaring that Telcel had complied with all of the undertakings that had been proposed by IFT’s predecessor, Cofeco, in connection with its investigations into Telcel’s alleged “relative monopolistic practices” and the revocation of a related fine in May 2012. Six mobile operators challenged the revocation of the fine and the related closing of the investigations. All of those proceedings were resolved on terms favorable to Telcel between 2013 and 2015.

One of the operators also filed a civil proceeding claiming alleged damages arising from the revocation of the fine and the performance of the undertakings proposed by Telcel. This proceeding is still pending.

On a related investigation of Telcel’s alleged “relative monopolistic practices”, the IFT issued a Probable Cause Finding (Oficio de Probable Responsabilidad) in September 2015, which Telcel has challenged. If this investigation is resolved against Telcel, the IFT could impose a material fine on Telcel.

Mobile Termination Rates

The mobile termination rates between Telcel and other mobile operators have been the subject of various legal proceedings, including the following:

•	In March 2015, the Company’s subsidiaries Telcel, Telmex and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”) reached a settlement agreement with Axtel, S.A.B. de C.V. and Avantel, S. de R.L. de C.V. (collectively, “Axtel”) to settle all disputes regarding wireless termination rates and other related interconnection matters. The Company made a net payment of Ps.950,000 to Axtel as part of the settlement.

•	In connection with certain proceedings (desacuerdos de interconexión) that several mobile operators filed with Cofetel requesting that it set mobile termination rates and other interconnection conditions for the years 2011 through 2016, the IFT determined the applicable rates for 2012 through 2016, while those for 2011 had been previously determined by Cofetel. These determinations have been challenged by several mobile operators, including Telcel and are pending final resolution. However, because under the new regulatory framework, the IFT’s determinations are not suspended pending legal resolution, Telcel has applied the rates determined by IFT.

•	Telcel has challenged all resolutions under the new regulatory framework imposing asymmetric interconnection rates. These challenges are pending final resolution.

In addition, the Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these matters will be resolved or the financial effects of any resolution. As of September 30, 2015, the Company had established provisions in the accompanying financial statements for the losses AMX considered probable and estimable for approximately Ps.1,100,000.

Tax Assessment for Short Message Services Revenues

The SAT has notified Telcel of tax assessments totaling Ps.320,000 for alleged nonpayment of revenues generated by SMS during 2004 and 2005. The SAT claims that Telcel owes such amounts because SMS constitute services under concession. Telcel has challenged the SAT’s claim on the grounds that SMS are value-added services which are not under concession. Both claims were unfavorably solved recently by the Judicial Authorities. Telcel paid the 2005 assessment in January 2016. The 2004 assessment is expected to be paid in the first semester of 2016. Telcel established a provision in the accompanying financial statements for the corresponding contingencies totaling an amount of Ps.811,000 as of September 30, 2015.

Class Action Lawsuits

The Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”), filed a proceeding before Mexican courts in 2011on behalf of customers who alleged deficiencies in the quality of Telcel’s network in 2010 and breach of customer agreements. This proceeding is pending, and if it is resolved in favor of Profeco, Telcel’s customers would be entitled to compensation for damages.

Telcel is also subject to four class actions filed by the alleged affected groups with respect to quality of service, wireless and broadband rates.

The Company does not currently have enough information on these proceedings to determine whether any of these class actions could have an adverse effect on the Company’s business and results of operations if they are resolved against the Company. Consequently, Telcel has not established a provision in the accompanying financial statements for a loss arising from these contingencies.

In July 2015, a fifth class action related to a technical malfunction in Telcel’s network was concluded pursuant to a settlement with Profeco that recognized past compensations by Telcel to its customers in connection with this malfunction.

c. Telmex and Telnor

Substantial Market Power Investigations

In 2007, Cofeco initiated investigations to evaluate whether Telmex and its subsidiary Telnor have substantial power in the markets for termination, origination, traffic and wholesale dedicated-link leasing. Cofeco issued final resolutions concluding that Telmex and Telnor have substantial power in all four markets, a determination that Telmex and Telnor have challenged. The challenges related to the market for origination and traffic have been denied, effectively upholding Cofeco’s findings. Consequently, the IFT can impose specific tariff requirements or other special regulations with respect to the matters for which the challenges were denied, such as additional requirements regarding disclosure of information or quality of service. With respect to Telmex and Telnor’s challenges against Cofeco regarding its findings for the termination market, these challenges are pending final resolution In the case of the market for wholesale dedicated-link leasing, the IFT’s predecessor, Cofetel, published an agreement in the Official Gazette, establishing requirements regarding tariffs, quality of service, and information for dedicated-link leasing. Telmex believes it could have an adverse impact on its revenues and results of operations. Telmex and Telnor have filed a petition for relief against that resolution, and that petition is pending.

Monopolistic Practices Investigations

Telmex and Telnor are the target of three investigations into alleged monopolistic practices originally commenced by Cofeco. In the first two investigations, it was determined that Telmex and Telnor engaged in monopolistic practices in the fixed-network interconnection services market. Telmex and Telnor have filed legal proceedings, including an appeal for relief, against these rulings and their cases are pending resolution. In the opinion of the Company’s outside counsel in charge of these matters, the outcome of these proceedings remains uncertain. However, an adverse resolution could have an impact on the Company’s future revenues in these markets.

In the third investigation, Cofeco determined in February 2013 that Telmex and Telnor engaged in monopolistic practices in the wholesale market for dedicated-link leasing. Telmex and Telnor challenged that resolution and in November 2015, the Supreme Court of Mexico upheld Cofeco’s decision and its fine of Ps. 698,500.

IFT Proceedings Concerning Telmex’s Relationship with Dish México

In November 2008, Telmex entered into certain commercial agreements with Dish México, S. de R.L. de C.V. (“Dish México”) and its affiliates involving billing, collection services, distribution and equipment leasing. In addition, Telmex had an option that allowed it to purchase 51% of shares representing the capital stock of Dish México. In July 2014, Telmex waived its rights under such option.

In January 2015, the IFT imposed a fine on Telmex for an amount of Ps.14,414 on the grounds that an alleged merger (concentración) between Telmex and Dish was not notified in November 2008. Telmex filed an appeal for relief against this resolution and the case is pending. AMX cannot predict the outcome of such inquiry.

In August 2015, the IFT initiated proceedings in order to determine violations to: (i) its concession, with respect to an alleged direct or indirect exploitation of a public television services concession in the country; and (ii) certain provisions of the Mexican Constitution (Constitución Politica de los Estados Unidos Mexicanos), and the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiocomunicación), regarding the cost-free rule of retransmission of television broadcast signals (commonly known as “must offer”), through other operators.

The administrative proceedings initiated by the IFT are related to the commercial agreements with Dish México, consisting of billing and collection services, distribution and equipment leases. AMX and Telmex are currently analyzing the scope and legal grounds of the alleged violations in order to participate in these proceedings and, as the case maybe, exercise applicable legal remedies.

AMX has not established a provision in the accompanying financial statements for a loss arising from these contingencies, which are not considered probable.

IFT Proceeding Concerning UNO TV

In August 2015, the IFT initiated a proceeding in order to determine violations to certain provisions of the Mexican Constitution, and the Federal Telecommunications and Broadcasting Law, regarding the cost-free rule of retransmission of television broadcast signals through other operators. The administrative proceeding initiated by the IFT is related to the internet service known as “Uno TV”. AMX and Telmex are currently analyzing the scope and legal grounds of the alleged violations in order to participate in this proceeding and, as the case maybe, exercise applicable legal remedies.

AMX has not established a provision in the accompanying financial statements for a loss arising from these contingencies, which is not considered probable.

Proposed Modification to Reference Terms for Local-Loop Unbundling

In December 2015, the IFT notified Telmex of a resolution through which it modified and authorized the terms and conditions of Telmex’s proposed Reference Terms for Local Loop Unbunding (Oferta de Desagregación Efectiva de la Red Local). Telmex has challenged this resolution and a decision is pending.

d. Carso Global Telecom

Tax Assessment

In November 2010, the SAT notified Carso Global Telecom, S.A. de C.V. (“CGT”) of a tax assessment of Ps.3,392,000 related to the change in the scope of fiscal consolidation in 2005. SAT alleges that this change generated a reduction in the participation of CGT in its subsidiaries, resulting in increased income taxes. CGT has challenged this assessment in federal tax court, and this challenge is still pending. AMX has not established a provision in the accompanying financial statements for a loss arising from this contingency.

e. Sercotel

Tax Assessment

In March 2012, SAT notified Sercotel, S.A. de C.V. (“Sercotel”) and the Company of a fine of approximately Ps.1,400,000 alleged improper tax implications arising from the transfer of certain accounts receivable from one of the Company’s subsidiaries to Sercotel. AMX challenged the fine by filing an administrative appeal with the tax authority, which is still pending. The Company also expects the SAT to issue an additional tax assessments of Ps.2,750,000 in connection with this matter. AMX has not established a provision in the accompanying financial statements for a loss arising from this contingency.

II. BRAZIL

Following the merger in 2014 of the Company’s subsidiaries Empresa Brasileira de Telecomunicações S.A. (“Embratel”), Embratel Participações S.A. (“Embrapar”) and Net Serviços Comunicação, S.A. (“Net Serviços”) into Claro S.A. (“Claro Brasil”), Claro Brasil is the legal successor of Embrapar, Embratel and Net Serviços.

a. Tax Matters

Tax charges and contributions calculated and collected by the Company’s Brazilian subsidiaries, their income tax returns and their tax and finance records are subject to examination by Brazilian tax authorities for varying periods under applicable legislation.

The principal tax imposed on telecommunications services is a state-level value-added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”). Each Brazilian state imposes its own tax rate on gross revenues derived from telecommunications services, which varies from state to state and averages 26% nationwide.

Corporate income tax (Imposto Sobre Renda de Pessoa Jurídica, or “IRPJ”), is applied at a rate of 25%. The social contribution on net income (Contribuição Social Sobre o Lucro Líquido, or “CSLL”) is applied at a rate of 9% and subject to calculation and payment rules similar to those applicable to IRPJ.

Withholding tax (Imposto de Renda Retido na Fonte, or “IRRF”), is a modality of federal tax over taxable income that applies, among other types of income, to labor and capital income, remittances abroad and remuneration of services provided by legal entities. There are several IRRF rates, each according to the specific activity which generated the earnings.

The principal federal taxes collected on gross revenues include:

•	The social integration program (Programa de Integração Social, or “PIS”). PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services in the cumulative method and at a rate of 1.65% in the non-cumulative method.

•	The contribution for social security financing (Contribuição para Financiamento da Seguridade Social, or “COFINS”). COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services in the cumulative method and at a rate of 7.60% in the non-cumulative method.

The principal taxes collected on net revenues include:

•	The universalization fund of telecommunications services (Fundo de Universalização dos Serviços de Telecomunicações, or “FUST”), and the telecommunications technologic development fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or “FUNTTEL”). These taxes are applied at a rate of 1% and 0.5%, respectively.

•	The telecommunications inspection fund (Fundo de Fiscalização das Telecomunicações, or “FISTEL”). The taxes charged to raise this fund aim to provide resources to cover inspection expenditures of telecommunication equipment.

ICMS

The Company’s subsidiaries Claro Brasil, Star One S.A. (“Star One”), Primesys Soluções Empresariais S.A. (“Primesys”), Telmex Do Brasil Ltda. (“TdB”), Americel S.A. (“Americel”) and TVSAT Telecomunicações S.A. (“TV SAT”), have tax contingencies related to ICMS in the amount of Ps.34,983,000 (approximately R$8,172 million) as of September 30, 2015. The Company has established a provision of Ps.1,914,000 (approximately R$447 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable. Such ICMS contingencies include:

•	Star One has received tax assessments in the amount of Ps.11,909,000 (approximately R$2,782 million), mainly based on the allegation that the provision of satellite capacity is subject to ICMS tax. The Company is contesting these tax assessments in separate proceedings in different litigation stages and has obtained two favorable judicial decisions in two proceedings. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

•	Claro and Americel have received tax assessments in the amount of Ps.3,917,000 (approximately R$915 million), due to the declaration of unconstitutionality of certain benefits granted by the Brazilian states. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

•	Primesys has received a tax assessment in the amount of Ps.2,808,000 (approximately R$656 million), related to ICMS on certain activities not deemed as part of data communication services. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

CSLL/IRPJ

As of September 30, 2015, the Company’s subsidiaries Claro Brasil, Americel and Star One have tax contingencies related to IRPJ and CSLL in the amount of Ps.13,193,000 (approximately R$3,082 million). The Company has established a provision of Ps.1,982,000 (approximately R$463 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

These CSLL/IRPJ contingencies include a tax assessment against Claro Brasil in the amount of Ps.7,115,000 (approximately R$1,662 million) alleging the undue amortization of with goodwill amounts between 2009 and 2012 and charging CSLL, IRPJ and penalties due to the late payment of the taxes. Claro Brasil has challenged this assessment at the administrative level. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

PIS/COFINS

As of September 30, 2015, Claro Brasil, Americel, Star One, TdB and Brasil Center Comunicações Ltda. (“Brasil Center”), have received tax assessments in connection with PIS and COFINS in the amount of Ps.18,116,000 (approximately of R$4,232 million). The Company has established a provision of Ps.10,274,000 (approximately R$2,400 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Such contingencies include:

•	The lawsuits commenced by Claro Brasil and Americel against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds to exclude state value added tax (ICMS) payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final ruling and pursuant to applicable Brazilian procedure, the companies paid the tax based on their position in the lawsuit, and established a provision for the disputed amounts, which the companies consider probable. As of September 30, 2015, the total amount in dispute was approximately Ps.10,167,000 (approximately R$2,375 million).

•	Tax assessments against Claro Brasil and Americel related to the offset of PIS and COFINS credits recorded in the non-cumulative system (sale of equipment and other activities), in the amount of Ps.5,150,000 (approximately R$1,203 million) as of September 30, 2015. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

FUST/FUNTTEL

The Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”) has initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, Star One and TVSAT totaling Ps.10,201,000 (approximately R$2,383 million) mainly related to an alleged improper exclusion of interconnection revenues and costs from the base used to calculate FUST obligations. The companies are contesting these assessments in separate proceedings in different litigation stages The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

Anatel and the Brazilian Ministry of Communications (Ministério das Comunicações, or “MINICOM”) have also initiated administrative proceedings against Claro, Americel, Primesys, TdB and Star One, TVSAT and Primesys totaling Ps.3,236,000 (approximately R$756 million) as of September 30, 2015, due to an alleged underpayment of their funding obligations for FUST and FUNTTEL. The companies have challenged the tax assessments, and such challenges are pending. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies, which the Company considers possible.

ISS

The Municipal Revenue Services have issued tax assessments against Claro Brasil, Brasil Center and Primesys totaling Ps.5,548,000 (approximately R$1,296 million) due to an alleged nonpayment of ISS over several telecommunication services, including Pay TV services, considered as taxable for ISS by these authorities. The companies have challenged the tax assessments on the grounds that the services cited are not subject to ISS tax, and the challenges are pending. The Company has not established a provision in the accompanying financial statements for the losses arising from these contingencies, which the Company considers possible.

Installation Inspection Fee

Anatel fined Claro Brasil and Americel Ps.8,416,000 (approximately R$1,966 million) as of September 30, 2015 related to the installation inspection fee (Taxa de Fiscalização de Instalação, or “TFI”) allegedly due for the renewal of radio base stations and handsets. Claro Brasil and Americel have challenged the fine, arguing that there was no new equipment installation that could lead to this charge, and the challenges are still pending. The Company has not established a provision in the accompanying financial statements and does not consider any loss to be probable.

Other Tax Contingencies

There are several other tax contingencies regarding Claro Brasil, Americel, Embratel, Star One, TdB, Primesys and Net Serviços in the full amount of Ps. 7,902,000 (approximately R$1,846 million) as of September 30, 2015, mostly related to Telecommunication Taxes – EBC Funding, Corporate Income Taxes and Social Contribution on Net Profits, social security taxes (Instituto Nacional do Seguro Social, or “INSS”), taxes on industrial products (Imposto Sobre Produtos Industrializados, or “IPI”), Contribuição Provisória sobre Movimentações Financeiras, or “CPMF”, the offsetting of IRPJ, COFINS, CSLL and Brazilian Foreign Paid Income Tax (Imposto de Renda Retido na Fonte, or “IRRF”) against allegedly improper IRPJ credits, and for not making certain filings in the correct form from 2002 through 2005, to the allegedly nonpayment of the IRRF and CIDE and overpayments related to outbound traffic, and to the Brazilian Economic Intervention Contribution (Contribuição de Intervenção no Domínio Econômico or “CIDE”), the public price concerning the administration of numbering resources (Preço Público Relativo à Administração dos Recursos de Numeração, or “PPNUM”) and import taxes (Imposto de Importação, or “II”). The Company has established a provision of Ps.2,984,000 (approximately R$697 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

b. Regulatory Matters

Inflation-Related Adjustments

Anatel challenged the calculation of inflation-related adjustments due under the agreements it had with Tess, S.A. (“Tess”), and Algar Telecom Leste S.A. (“ATL”), two of the Company’s Brazilian subsidiaries that were previously merged into Claro Brasil. Anatel rejected Tess and ATL’s calculation of the inflation related adjustments applicable to the 60% of the concessions price (which was due in three equal annual installments, subject to inflation-related adjustments and interest), claiming that the companies’ calculation of the inflation-related adjustments resulted in a shortfall of the installment payments.

The companies filed declaratory and consignment actions seeking resolution of the disputes. The court of first instance ruled against ATL’s declaratory suit in October 2001 and ATL’s consignment action in September 2002. Subsequently, ATL filed appeals. In April 2013, the appeal filed by ATL with respect to the declaratory suit was denied, and Claro Brasil filed a new appeal. A decision on ATL’s appeal with respect to the consignment action is still pending. Similarly, the court of first instance ruled against Tess’ consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess also filed an appeal, which is still pending.

In December 2008, Anatel charged Tess approximately Ps.1,152,000 (approximately R$269 million). Tess obtained an injunction from a federal appeals court suspending payment until the pending appeal is resolved. Similarly, in March 2009, Anatel charged ATL approximately Ps.818,000 (approximately R$191 million). ATL also obtained an injunction from a federal appeals court suspending payment until the pending appeal is resolved.

The amount of the alleged shortfall as well as the method used to calculate monetary correction are subject to judicial disputes. If other methods or assumptions are used, the amount of damages may increase. In September 2015, Anatel calculated monetary correction in a total amount of Ps.8,990,000 (approximately R$2,100 million). The Company has established a provision of Ps.2,620,000 (approximately R$612 million) in the accompanying financial statements for losses arising from these contingencies which the Company considers probable.

Reversible Assets

Claro Brasil’s domestic and international long-distance fixed-line concessions provide that the concessionaire’s assets, such as equipment, infrastructure and any other property or rights essential for the provision of domestic and international long-distance fixed-line services and considered as reversible, cannot be disconnected, replaced or sold without the prior regulatory approval of Anatel. Upon expiration of these concessions, those assets that are “indispensable” to provide domestic and international long distance services will revert to the Brazilian government in which case any compensation for investments made in those assets would be the depreciated cost of such assets. Brazilian law does not provide specific guidance as to which assets would be subject to reversion under Claro Brasil’s concessions, and there is no precedent for establishing (i) which assets are “indispensable” in the provision of the services under the concessions at the time of their expiration or (ii) the treatment of assets that are also used for telecommunications services not regulated by the concessions. Those assets Claro Brasil uses exclusively in the provision of wireless and Pay TV services are not subject to reversion.

In the second semester of 2015, Anatel fined Claro Brasil Ps.43,000 (approximately R$10 million) and imposed the following three obligations on Claro Brasil:

•	Within 180 days following Anatel’s decision, to deposit Ps.3,724,000 (approximately R$870 million) in an escrow account until the final use of such fund in the concession or, the difference between the sale price and the purchase price of assets sold if there has been replacement of assets. Such amount represents, in the view of Anatel, the value of the assets that were being removed year after year from the assets list reported to Anatel without a justification for the alleged removal.

•	Within 180 days following Anatel’s decision, to include in all agreements entered into the effective date of the reversible assets regulation (Regulamento de Bens Reversíveis) mandatory provisions related to the indispensability of the applicable assets for the continuity of the provision of the service, Anatel’s subrogation of the rights and obligations arising from such agreements and the obligation of the other party not encumber the assets used by Claro Brasil under these agreements.

•	To appeal, in Claro Brasil’s ongoing litigation proceedings, the replacement of all reversible assets encumbered by court order within 30 days in litigation.

Such decision is subject of an appeal filed before Anatel with suspensive effect.

Other regulatory disputes

Claro Brasil is party to certain judicial disputes against Anatel, all in the aggregate amount of Ps.3,339,000 (approximately R$780 million). The Company has established a provision of Ps.116,000 (approximately R$27 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

c. Other Civil and Labor Contingencies

Claro Brasil and its subsidiaries are also party to other claims in the amount of Ps.18,403,000 (approximately R$4,299 million), including claims filed by its Pay TV, internet access and telephone service customers. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps.681,000 (approximately R$159 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Claro Brasil and its subsidiaries are party to labor claims in the amount of Ps.20,051,000 (approximately R$4,684 million) filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. The Company has established a provision of Ps.1,768,000 (approximately R$413 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

d. Third-Party Disputes

Claro Brasil, Americel, Embratel, TdB, Primesys, Brasil Center and their subsidiaries are parties to certain disputes with third parties in connection with former sales agents, outsourced companies contract cancellation, increase in monthly subscription rates and channel transmission, class actions, real estate issues, disputes with former employees regarding health care payments and other matters. The cases, which are in advanced stages of the litigation process are for claims in the aggregate amount of Ps.6,306,000 (approximately R$1,473 million). The Company has established a provision of Ps.955,000 (approximately R$223 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Net Serviços and its subsidiaries are parties to a number of cases on a range of matters, including, among other claims, disputes with former sales agents, outsourced companies contract cancellation, multiple outlets, increase in monthly subscription rates and channel transmission. The cases, which are in advanced stages of the litigation process, are for claims in the amount of Ps.7,106,000 (approximately R$1,660 million). The Company has established a provision of Ps.308,000 (approximately R$72 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

III. ECUADOR

a. Conecel

Tax Assessments

In 2011 and 2012, the Ecuadorian Internal Revenue Services (Servicios de Rentas Internas del Ecuador, or “SRI”) notified Consorcio Ecuatoriano de Telecomunicaciones S.A. (“Conecel”) of tax assessments in the amount of Ps.2,024,000 (approximately US$119 million) relating to income tax for fiscal years 2007 through 2009. Conecel initiated judicial proceedings to challenge these tax assessments. However, the National Assembly (Asamblea Nacional) enacted a law that granted an amnesty for fiscal years 2007 and 2009, which allowed Conecel in July 2015, to dismiss the interest payments and penalties and pay only the principal of each assessment in a total amount of Ps.1,099,000 (US$64,600). In October 2015, the National Court of Justice issued a resolution accepting the cassation appeal filed by SRI of the tax assessment with respect to fiscal year 2008. This decision is unfavorable for Conecel and, consequently, Conecel will be required to pay an amount of Ps.869,000 (US$51,100) through monthly payments to within 12 months.

On December 21, 2015, Conecel filed an extraordinary protection action before the Constitutional Court, however such action does not suspend the enforcement of the National Court’s decision.

Conecel has recognized in the financial statements the total amount of tax assessment corresponding to 2008 fiscal year.

Monopolistic Practices Fine

In February 2014, following a regulatory claim filed in 2012, the Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado, or “SCPM”) imposed a fine on Conecel of Ps.2,354,000 (US$138,400) for alleged monopolistic practices related to five locations in which the state-owned operator, Corporación Nacional de Telecomunicaciones (“CNT”) argues that Conecel has exclusive rights to deploy its network and is thereby preventing CNT to deploy its own network on the same locations. In March 2014, Conecel challenged the fine and posted a guarantee for 50% of its value. Through a judicial order issued on the same month, the fine was suspended. However, a final resolution is still pending. Conecel denies any wrong doing and alleges that CNT had other alternative sites in the same locations where it could have deployed its network. The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency.

Conecel is also subject to one proceeding initiated by the SCPM to assess Conecel’s compliance with the administrative injunction issued by the SCPM as part of its decision that admitted CNT’s claim. If this investigation is resolved against Conecel, the SCPM could impose a material fine on Conecel.

Rounded Rates

In February 2015, the National Assembly enacted a new telecommunications law (Ley Orgánica de Telecomunicaciones), which included a provision that requires Conecel to pay directly to the Telecommunication Regulatory Agency (Agencia de Regulación y Control de las Telecomunicaciones, or “ARCOTEL”) any amounts rounded per minute charged to the users between 1999 and 2000. Charging rates on a per minute basis (rounded rates) was used by mobile telephony operators until 2000, by applying a full minute rate to the fraction of a minute (rounded to the immediate superior minute). Until then there was no prohibition on applying this call pricing scheme.

In October 2015, ARCOTEL required Conecel to pay Ps.1,048,000 (US$61,600), which includes of Ps.459,000 (US$27,000) as principal and Ps.583,000 (US$34,300) in interests calculated at an excessive rate of 16.30% for consumer credit which is not applicable. Conecel challenge this requirement and filed a petition for relief to suspend such payment in October 2015. The suspension of payment was denied by the District Court of Administrative Proceeding (Tribunal Distrital de lo Contencioso Admnistrativo) in November 2015, and a final resolution with respect of the challenged against the requirement is still pending. Existing a collection process in progress, Conecel has already paid for this obligation more than Ps.663,000 (US$39,000) and has requested ARCOTEL to calculate interests at the legal rate, different of the intended ARCOTEL excessive rate.

Conecel has recognized in the financial statements the principle of Ps.459,000 (US$27,000) and with respect of the interests it has recognized Ps.318,000 (US$18,700), calculated at the rate prescribed by law.

IV. BULGARIA

a. Mobiltel

Tax Assessments

In June 2014, the Bulgarian tax authorities issued a tax assessment regarding accounting of brand name and customer base amortized by Mobiltel EAD (“Mobiltel”) for the year 2007. The total amount of the tax assessment is approximately Ps.389,000 (approximately €20.4 million) including interest as of September 30, 2015.

Mobiltel initiated administrative proceedings with the highest Bulgarian tax authority and subsequent at the Administrative Court in Sofia challenging the resolution. In October 2015, the Administrative Court decided in favor of Mobiltel EAD and such decision was challenged by the tax authorities. The case will be forwarded to the Supreme Administrative Court, as final instance. Mobiltel issued bank guarantees covering up to Ps.415,000 (approximately €22.2 million).

On September 24, 2015 the tax authorities issued a second tax assessment act regarding the tax treatment of the brand name and the customer base. The assessment relates to financial year 2008 and amounts to approximately Ps.369,000 (approximately €19.4 million) including interest as of September 30, 2015. Mobiltel initiated administrative proceedings challenging this assessment and obtained the suspension of the administrative proceeding until the challenge of the 2007 assessment is resolved. Three further bank guarantees were issued to secure the tax liability related to 2008, totaling an amount of Ps.383,000 (approximately €20.5 million).

In case of an unfavorable decision by the competent courts, Mobiltel might face a further potential additional claim for the years 2009 to 2012 in the amount of up to Ps.777,400 (approximately €40.9 million) including interest as of September 30, 2015.

12.	Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia.

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by geographical operating segment, except for Mexico, which shows Corporate and Telcel as one segment and Telmex as another segment. All significant operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss or (iii) more than 10% of consolidated assets, are presented separately.

The Company has presented the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico (includes Telcel and Corporate operations and Assets), Brazil, Southern Cone (includes Argentina Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Perú), Central América (includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (includes Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statement measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services that telecom companies, (vi) inflation trends and, and (vii) currency trends.

	México	Telmex	Brazil	Southern Cone	Colombia	Andean	Central América	U.S.A.	Caribbean	Europe	Eliminations	Total consolidated
For nine-month period ended September 30, 2015:
External revenues	139,711,537	70,437,854	134,609,470	49,444,106	50,123,350	38,594,699	24,987,625	81,237,727	21,780,371	52,712,445		663,639,184
Intersegment revenues	8,766,206	5,541,758	2,501,038	266,264	178,364	158,759	154,775		21,901		(17,589,065)

Total revenues	148,477,743	75,979,612	137,110,508	49,710,370	50,301,714	38,753,458	25,142,400	81,237,727	21,802,272	52,712,445	(17,589,065)	663,639,184
Depreciation and amortization	10,841,871	11,479,970	29,355,492	6,312,147	6,965,536	4,686,291	7,063,947	527,074	3,930,032	13,022,965	(98,155)	94,087,170
Operating income (loss)	53,077,558	13,286,860	8,601,208	6,357,219	10,827,857	6,571,240	1,311,629	1,325,650	2,833,502	4,963,898	70,972	109,227,593
Interest income	13,826,048	175,496	796,782	2,660,716	303,677	571,833	154,371	161,611	275,184	294,768	(16,016,778)	3,203,708
Interest expense	19,300,342	1,064,229	11,837,476	1,840,501	367,664	503,540	241,889	—	31,499	2,110,444	(15,123,722)	22,173,862
Income tax	3,802,446	2,700,936	(5,023,085)	2,873,794	2,888,643	2,734,724	1,675,612	605,468	1,079,140	(451,137)	—	12,886,541
Equity interest in net income (loss) of associated companies	(1,472,439)	44,326	(5,126)	20,893	—					1,974	—	(1,410,372)
Net profit (loss) attributable to equity holders of the Parent	17,158,750	5,039,478	(11,636,558)	(2,793,287)	2,581,103	3,500,402	(544,234)	1,036,412	1,467,466	4,918,055	(1,335,955)	19,391,632
Assets by segment	983,097,810	148,541,390	294,842,856	123,365,630	81,184,423	87,308,376	65,070,878	42,059,083	74,979,892	191,717,350	(798,495,054)	1,293,672,634
Liabilities by segment	764,516,900	111,636,528	205,605,133	98,800,912	32,081,099	31,607,958	32,823,469	37,234,678	31,383,921	124,964,178	(329,834,238)	1,140,820,538

	México	Telmex	Brazil	Southern Cone	Colombia	Andean	Central América	U.S.A.	Caribbean	Europe	Eliminations	Total consolidated
For nine-month period ended September 30, 2014:
External revenues	136,097,346	74,876,829	150,889,988	41,172,766	56,340,441	35,051,801	19,509,003	66,829,649	19,064,181	19,125,635		618,957,639
Intersegment revenues	8,127,618	5,104,942	2,381,916	125,766	184,299	104,497	80,488	1	11,100		(16,120,627)

Operating revenues	144,224,964	79,981,771	153,271,904	41,298,532	56,524,740	35,156,298	19,589,491	66,829,650	19,075,281	19,125,635	(16,120,627)	618,957,639
Depreciation and amortization	9,954,583	11,708,787	30,961,033	4,952,267	7,174,681	4,033,585	6,264,782	335,742	3,642,942	3,631,778	(12,822)	82,647,358
Operating income (loss)	58,471,170	16,323,255	9,404,824	4,686,679	13,889,312	9,402,453	(296,388)	2,592,418	3,405,812	3,288,644	64,681	121,232,860
Interest income	6,742,495	218,936	3,990,486	2,137,724	532,153	831,758	145,983	112,488	346,865	65,287	(9,469,722)	5,654,453
Interest expense	18,815,810	1,468,597	9,430,554	623,431	349,816	292,997	114,220		39,332	736,588	(8,749,279)	23,122,066
Income tax	20,705,530	3,759,480	275,898	2,130,590	4,325,337	3,237,306	849,081	1,035,777	532,917	441,747		37,293,663
Equity interest in net income (loss) of associated Companies	(4,331,082)	38,741	(52,875)	2,349						732		(4,342,135)

Net profit (loss) attributable to Equity holders of the parent	22,350,335	7,748,545	(1,475,680)	(3,556,565)	7,650,996	5,962,779	(1,105,200)	1,811,397	2,733,180	2,032,705	(1,313,145)	42,839,347
Assets by segment	954,512,497	139,064,602	338,206,799	84,912,430	99,246,921	76,493,619	51,927,914	34,173,092	67,267,631	161,378,708	(807,399,080)	1,199,785,133
Liabilities by segment	618,502,441	106,504,319	195,388,355	67,162,215	33,873,054	23,754,907	23,566,309	29,520,426	25,122,070	126,069,073	(286,683,282)	962,779,887

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Total consolidated
For three-month period ended September 20, 2015
External revenues	47,696,840	23,762,730	42,119,303	17,340,429	15,706,086	13,323,927	8,924,989	28,241,541	7,605,290	18,882,827	—	223,603,962
Intersegment revenues	3,205,062	1,946,848	841,161	130,927	64,188	49,407	65,961	—	12,013		(6,315,567)

Operating revenues	50,901,902	25,709,578	42,960,464	17,471,356	15,770,274	13,373,334	8,990,950	28,241,541	7,617,303	18,882,827	(6,315,567)	223,603,962
Operating income (loss)	17,847,968	4,305,951	2,673,050	2,421,816	3,217,760	1,550,867	437,445	(588,875)	815,734	2,417,649	68,588	35,167,953
Depreciation and amortization	3,649,369	3,861,746	9,336,989	2,226,807	2,253,003	1,660,451	2,570,452	181,695	1,374,929	4,479,609	(29,346)	31,565,704
Interest income	5,730,848	55,307	208,306	877,006	103,443	160,455	62,946	63,212	103,824	121,206	(6,452,808)	1,033,745
Interest expense	7,011,421	349,170	4,729,964	731,913	124,459	198,115	103,298	—	12,914	748,962	(5,969,954)	8,040,262
Income tax	(7,120,243)	692,385	(951,256)	953,627	172,077	708,958	491,321	(147,036)	399,556	(114,463)	—	(4,915,074)
Equity interest in net income (loss) of associated Companies	(47,853)	21,338	(1,126)	9,833	—	—	—			(3,727)	—	(21,535)
Net profit (loss) attributable to Equity holders of the parent	(7,647,111)	1,424,228	(4,428,396)	(1,901,543)	(351,462)	884,106	(126,662)	(303,882)	343,772	2,148,719	(617,679)	(10,575,910)
Assets by segment	983,097,810	148,541,390	294,842,856	123,365,630	81,184,423	87,308,376	65,070,878	42,059,083	74,979,892	191,717,350	(798,495,054)	1,293,672,634
Liabilities by segment	764,516,900	111,636,528	205,605,133	98,800,912	32,081,099	31,607,958	32,823,469	37,234,678	31,383,921	124,964,178	(329,834,238)	1,140,820,538
For three-month period ended September 20, 2014
External revenues	44,599,135	25,060,453	51,380,341	14,347,051	18,980,886	11,816,698	6,631,601	22,624,917	6,317,267	19,125,635		220,883,984
Intersegment revenues	2,494,076	1,835,642	812,739	(371,464)	62,180	44,746	26,446	—	3,678	—	(4,908,043)	—

Operating revenues	47,093,211	26,896,095	52,193,080	13,975,587	19,043,066	11,861,444	6,658,047	22,624,917	6,320,945	19,125,635	(4,908,043)	220,883,984
Operating income (loss)	19,651,174	5,782,137	2,578,362	1,447,459	4,565,321	3,195,440	(85,287)	265,513	1,185,099	3,288,644	387,181	42,261,043
Depreciation and amortization	2,969,861	3,865,581	10,743,763	1,608,399	2,452,320	1,346,650	2,159,461	112,645	1,222,766	3,631,778	(12,822)	30,100,402
Interest income	2,341,641	83,439	1,592,617	745,601	128,761	279,375	51,222	45,435	116,963	65,287	(3,058,148)	2,392,193
Interest expense	6,339,402	486,240	3,659,803	182,897	118,123	112,399	44,122		13,813	736,588	(2,872,321)	8,821,066
Income tax	10,224,538	1,254,324	(2,177,514)	819,395	1,461,421	972,741	296,626	143,177	664,749	441,747		14,101,204
Equity interest in net income (loss) of associated Companies	(3,471,317)	10,482	(33,207)	9,408						732		(3,483,902)
Net profit (loss) attributable to Equity holders of the parent	9,059,227	2,696,922	(3,734,765)	(3,399,280)	2,596,095	2,012,372	(342,268)	182,904	533,950	2,032,704	(1,518,161)	10,119,700
Assets by segment	954,512,497	139,064,602	338,206,799	84,912,430	99,246,921	76,493,619	51,927,914	34,173,092	67,267,631	161,378,708	(807,399,080)	1,199,785,133
Liabilities by segment	618,502,441	106,504,319	195,388,355	67,162,215	33,873,054	23,754,907	23,566,309	29,520,426	25,122,070	126,069,073	(286,683,282)	962,779,887

13.	Subsequent Events

a)	On October 20, 2015, the Company concluded the spin-off of Operadora de Sites Mexicanos, S.A. de C.V. that included its telecom towers located in Mexico, as well as other related assets and liabilities after obtaining the necessary authorizations. The fair value of the assets and liabilities as of September 30, 215, related to the spin-off are as follows:

	Unaudited
Assets
Total current assets	Ps.	20,369,685

Non current assets
Property plant and equipment, at estimated fair value (1)		37,932,510
Other assets		90,166

Total assets	Ps.	58,392,361

Liabilities and Equity
Total current liabilities	Ps.	847,128

Long-term debt		18,676,783
Related parties		21,000,000
Other liabilities		11,108,883

Total liabilities		51,632,794

Equity
Total equity		6,759,567

Total liabilities and equity	Ps.	58,392,361

(1)	The historical carrying value of property, plant and equipment was Ps.4,937,952 as of the date of the spin-off.

b)	In January 2016, in order to expand and strengthen its operations in Brazil, the Company acquired a controlling interest in Brasil Telecomunicações S.A. (“BRTel”), a company operating in the market for Pay TV, Internet and broadband services and serving various municipalities of Brazil under the BLUE brand. The operation already has necessary regulatory approvals and is under review by the Company to determine the fair value of the operation.

c)	In February 2016, the Company reported that its Board of Directors decided to submit to the Annual Ordinary General Shareholders’ Meeting to be held on or before April 30, 2016 to (i) pay a cash dividend from the profit tax account (cuenta de utilidad fiscal), of Ps.0.28, payable in two installments, to each of the shares of its capital stock series “AA”, “A” and “L” (which includes the preferred dividend correspondent to the series “L” shares), subject to adjustments arising from other corporate events (including repurchase or placement of its own shares), that may affect the number of shares outstanding as of the date of said dividend payment;(ii) allocate the amount of Ps.12,000,000, to repurchase shares.

d)	In 2016, the Company reported that, as a result of the spectrum auction recently carried out by IFT, its subsidiary Telcel won a bid for a total of 20 MHz nationwide in the AWS-1 band and 40 MHz nationwide in the AWS-3 band, which will be added to the current spectrum holdings in said band. The concessions obtained will expire on October 1, 2030 and Telcel will pay a total of Ps.2,098,060 for the rights of use of the spectrum during the term of the concessions. The concessions will be granted upon compliance of certain requirements provided under the auction rules issued by the IFT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer